The Loev Law Firm, PC
6300 West Loop South, Suite 280
 Bellaire, Texas 77401
Telephone (713) 524-4110
 Facsimile (713) 524-4122

November 25, 2008

Kathleen Krebs, Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street, N.E.
Washington, D.C. 20549-3720
Phone: (202) 551-3350
Fax: (202) 772-9205

RE:           Integrated Media Holdings Inc.
Revised Preliminary Information Statement on Schedule 14C
Filed October 3, 2008
File No. 1-16381

Dear Ms. Krebs:

We are serving as special counsel to Integrated Media Holdings, Inc. (the “Company”) in connection with the Company’s revised Preliminary Information Statement on Schedule 14C (the “Information Statement”).  Additionally, we have attached three redlined copies of the revised Information Statement to help facilitate your review.  In response to your letter dated October 14, 2008, the Company has the following responses:

General

1.           We note your response to comment one from our letter dated September 11, 2008. Please advise us as to the manner by which consents were obtained, the identity of each consenting shareholder and the number of shares held by each.

RESPONSE:

As described in the amended Information Statement, the Company has determined it is in the best interests of the Company’s shareholders to reset the record date for the reverse stock split and related reincorporation transactions and as such, has amended the wording of the Information Statement to provide for the Company’s majority shareholders to approve the reincorporation and related transactions via consent to action without meeting dated as of a yet to be determined.
2.           We note your response to comment two from our letter dated September 11, 2008, but the process and order in which the actions presented in your revised information statement will occur is still not clear, including, but not limited to the following examples:

•
While your revised information statement and response letter indicate that the common and Series A preferred stock (but not the Series C preferred stock) will be converted upon the merger with Arrayit into common shares at a ratio of 30 to 1, the Amended and Restated Plan and Agreement of Merger dated April 8, 2008 provides only for the conversion of common at such a ratio, with each share of preferred of any series or class being converted into preferred at a ratio of one to one. As a result, it appears that the number of common shares resulting from the conversion of Series A preferred stock will be 30 times what is currently disclosed.

RESPONSE:

The Certificate of Designations of the Series A Preferred Stock of the Company and not the Amended and Restated Plan and Agreement of Merger is what will control the reverse stock split affecting the Series A Preferred Stock of the Company.  The Series A Preferred Stock designation of the Company, as amended, clarifies that the “Conversion Ratio” of the Series A Preferred Stock shall be reduced in proportion with any reverse stock split of the Company’s outstanding shares of common stock.  As a result, the Conversion Ratio of the Series A Preferred Stock, and not the total number of outstanding shares of Series A Preferred Stock will be reduced by a factor of 1:30 in connection with the reverse stock split affecting the common stock of the Company, and the disclosure in the Information Statement has been revised to clarify.

•
Similarly, the mandatory conversion clause in Article 7(b) of the Certificate of Designation for Series C convertible preferred stock would appear to provide that each share of Integrated Media Series C convertible preferred stock is convertible into only 9.6 common shares of Arrayit, not 350, as is disclosed in your revised information statement. Article 7(b) provides that conversion of the Series C preferred stock shall be effected as of the effective date of any corporate action that enables the conversion of all outstanding shares of Series C preferred stock into such number of shares of common stock as specified by the conversion ratio then in effect. Article V.E.8(a) of the Amended Articles of Arrayit attached as Exhibit B would appear to control at the time of the Series C preferred stock conversion. Article 8(a) provides for a conversion ratio of 9.6 for each share of preferred stock, and Arrayit's Articles currently provide for only one series of preferred stock. As a result, the number of Arrayit common shares into which the Integrated Media Series C preferred stock will be converted appears to be greatly overstated. Please advise.

RESPONSE:

Arrayit has taken action to amend its Articles of Incorporation to provide for a series of Series C Preferred Stock with substantially similar terms as the Company’s Series C Preferred Stock, such that the Series C Preferred Stock of the Company can effectively be converted on a one-for-one basis into shares of Arrayit’s Series C Preferred Stock.  See additional attachment to Information Statement regarding the amended Articles of Incorporation of Arrayit.

These are only examples. Please revise your information statement to reflect the process and order in which the actions presented will be taken in accordance with the operative agreements. We may have further comment.

RESPONSE:

The Company has further updated and clarified the disclosures throughout the Information Statement to reflect the process and order in which the transactions regarding the reincorporation and reverse stock split will take place.

3.           We note that you still have not provided the representation requested pursuant to comment four from our letter dated September 11, 2008, as originally requested in our letter of March 7, 2008, In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing,

RESPONSE:

The Company has provided the disclosures you requested as attached to this correspondence letter.

4.           We note that you filed an amendment to your Form 10-Q for the quarter ended March 31, 2008 to file agreements referenced in comments three and eight in our letter dated September 11, 2008. We also note that you did not include any certifications required by Item 601(b)(3l). Please refile the amended Form 10-Q with the proper certifications.

RESPONSE:

The Company has refiled the amended Form 10-Q with the required certifications.

Questions and Answers, page five

5.           We note your response to comment seven from our letter dated September 11, 2008 and the revised disclosure on pages five and six. Please clarify the answer provided under the question "How will the actions described here affect my class and percentage of ownership...?," as the typographical and grammatical errors make the answer confusing.

RESPONSE:

The Company has further revised and clarified the section as you have requested.

Recent Change in Control of the Company, page eight

6.           We note your response to comment eight from our letter dated September 11, 2008. Please tell us when the 103,143 shares of Series C preferred stock were actually issued to each of the persons listed on Exhibit A to the merger agreement with TeleChem International, Inc. and when the certificate of correction was filed with the State of Delaware. Provide us with copies of the dated certificates of designation and correction, as filed with the State of Delaware. Also tell us when you filed the certificate of merger in Delaware and the articles of merger in Nevada for your merger with TeleChem International, Inc. and provide us with copies of the certificates/articles filed with each state. We may have further comment.

RESPONSE:

As clarified in the Information Statement, the shares of Series C Preferred Stock were issued on or about February 21, 2008.  The Certificate of correction was filed with the Secretary of State of Delaware on February 27, 2008 and amended on November 24, 2008.  Additionally, an amendment to the Series A Preferred Stock designation was filed with the Secretary of State of Delaware on November 24, 2008, as disclosed in the Information Statement, to amend the conversion rights of the Series A Preferred Stock.

The Certificate of Merger in connection with the Company’s merger of TeleChem was filed with the Secretary of State of Delaware on April 8, 2008, and Articles of Merger were filed with the Secretary of State of Nevada on February 22, 2008.  The Company has supplementally supplied file stamped copies of the Delaware Certificates of Designation of its Series A, Series B and Series C Preferred Stock as well as copies of all amendments and corrections thereto and a file stamped copy of the Certificate of Merger as filed with Delaware and Nevada.

7.           We note that holders of $1,993,300 principal amount of debt will convert their principal and accrued interest into 10,711,812 shares of common stock at the same time as the conversion of the Series C preferred stock. Disclose the conversion ratio(s) for the debt and the amount of accrued interest being converted. Explain how you arrived at the conversion ratios for the debt.

Disclose whether the debt is being converted pursuant to terms in the relevant debt agreements. Disclose whether any other debt will be outstanding after the conversion of this debt and, if so, why only this debt is being converted.

RESPONSE:

The Company has disclosed that the debt being converted is not being converted pursuant to its terms, but pursuant to privately negotiated agreements.  The Company has also clarified and corrected the terms of the conversions which disclosures are defined as the “Cancellations” in the amended Information Statement.

The Company’s convertible debt obligations will be forgiven in connection with the Cancellations and all that will remain will be liabilities incurred in the normal course of business.  The privately negotiated Cancellation transactions were only negotiated with and therefore only affect the Company’s outstanding convertible notes.

Information Regarding Beneficial Ownership of Principal Shareholders.

Directors and Management, page 7.

8.        We note your response to comment nine from our letter dated September 11, 2008 and the revised table on page 11. Please disclose the current beneficial ownership of each class of the company's voting securities. In addition, continue to provide the separate table that shows the beneficial ownership of each class of the company's voting securities assuming that the reincorporation, reverse stock split and related conversions are consummated. However, if applicable, please revise in accordance with the comments relating to conversion of preferred stock noted above. Moreover, please confirm the revised numbers provided for WEM and Briarpatch, as a 30 to one reverse split and subsequent conversion at the 9.6 ratio would appear to result in ownership of only 141,984 common shares, plus the 2,666 common already owned.

RESPONSE:

The Company has updated the tables as you requested.

9.           We note your response to comments 10 and 13 from our letter dated September 11, 2008; however the number of shares you disclose to be owned by WEM, Briarpatch, and William L. Sklar do not correspond to the numbers represented by certificates 1032, 1174, and 1176 as noted on Exhibit B to the custodial agreement, and each certificate would appear to represent more than 5% of the Series A preferred stock. As a result, it is still not clear how the table reflects disclosure with respect to each class of voting securities. Please advise and revise.

RESPONSE:

The Company has updated and clarified the tables as you requested.

10.           We note your response to comment 12 from our letter dated September 11, 2008. Please disclose the reasons for the custodial agreements and discuss how such agreements are for the convenience of shareholders in light of your response that the beneficial holders still must direct the custodian with respect to any voting or investment powers, Tell us whether you intend to file the custodian agreements as exhibits to any periodic or current report.

RESPONSE:

The Company believes that the custodian agreements are non-material agreements as they do not confer voting or dispositive control and as such, the Company does not intend to file such agreements as exhibits to any periodic or current report.  The terms and conditions of the custodian agreements were privately negotiated between the custodian of the shares covered by the custodian agreements and each shareholder who has agreed to enter into such custodian agreements.  The Company is unaware of the negotiation of the specific terms of the custodian agreements and/or the reasons for such agreements, other than for the convenience of the shareholders, who have each individually agreed and consented to be bound by the terms of the custodian agreements.

Effect of the Reverse Stock Split

11.           We note your response to comment 16 from our letter dated September 11, 2008. Please provide separate subsections that discuss the increase in authorized common and preferred shares. In each subsection, provide the following:

•	Disclose in detail the number of shares that the company will issue after the reverse split and the manner by which they will be issued (i.e., by conversion or otherwise).

•
Disclose in a table the current number of issued shares, the current number of authorized but unissued shares that are reserved for specific purposes (disclosing the purposes) and the current number of authorized but unreserved shares. In this regard, we are unable to agree that this table will not provide meaningful information, as it will illustrate that you have committed to issuing more shares than you have authorized. It will also illustrate that the reverse stock split and reincorporation merger are integral to your merger with TeleChem and are necessary for you to have sufficient authorized shares to consummate all of the planned conversions of securities.

•
In another table, disclose the number of authorized but unissued shares, reserved shares and authorized but unreserved shares that will exist when the reverse stock split and reincorporation are consummated and taking into account the shares of common and preferred stock that will be issued in connection with the conversions of preferred stock and debt. In this regard, please revise your current table to provide the total number of shares outstanding and the total number of shares reserved for issuance after the related transactions. You may then describe and quantify the subcategories of each total.

RESPONSE:

The Company has revised its previous table to include additional disclosures regarding the total shares outstanding and reserved for issuance following the Reverse Stock Split as you have requested.

12.           Additionally, please disclose the material terms of the warrant noted in the table on page 9. We note that Article 3.1 of the Amended and Restated Plan and Agreement of Merger dated April 8, 2008 provides for each warrant to be converted on a 30 to 1 reverse basis and that the company's Form 8-K filed on February 6, 2008 refers to a recently issued warrant to purchase 1,250,000 shares of common stock. Please advise us whether the warrant noted in the table is the same warrant referenced in the Form 8-K and disclose how the reincorporation merger will impact the number of shares into which it is exercisable. Tell us in which periodic or current report such warrant sale is disclosed and the warrant agreement filed as an exhibit.

RESPONSE:

The warrant referenced in the Form 8-K is the same warrant, held by Recap Marketing and Consulting, L.L.P., which is referenced in the Information Statement.  The Company has added further disclosures regarding the terms of the Recap Warrant and the fact that the Recap Warrant will be affected by the terms of the Reverse Stock Split.

Reincorporation in Nevada, page 10

13.           We note that you have revised Exhibit A to the information statement to replace the original merger agreement for the reincorporation merger with an amendment to the merger agreement entered into on April 8, 2008. Disclose the reasons for the April 8, 2008 amendment to the merger agreement in your information statement and amend your Form 10-Q for the quarter ended June 30, 2008 to file such amendment as an exhibit.

RESPONSE:

The Company has included a discussion of the reasons for the entry into the Amendment to the Merger and filed the Amended Merger Agreement as an exhibit to an amended Form 10-Q filing for the period ending March 31, 2008.

Sincerely,

/s/ The Loev Law Firm, PC

Certificate of Chief Executive Officer of Integrated Media Holdings, Inc.

As Chief Executive Officer of Integrated Media Holdings, Inc. (the “Company”), I, Rene’ A. Schena, confirm that the Company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Integrated Media Holdings, Inc.

/s/ Rene’ A. Schena
_______________________
Rene’ A. Schena
Chief Executive Officer